Man Group USA Inc.
Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com

02015155

January 15, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12.doc

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

MARIANNE BARRY

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

FMR Corp Group of Companies
Fidelity International Group of Companies

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Non-beneficial interest

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MSS Nominees Limited	70,230 shares
Chase Nominees Limited	2,960,859 shares
RBS Trust Bank	698,520 shares
Bankers Trust	1,143,571 shares
Nortrust Nominees Ltd	739,180 shares
BT Globenet Nominees Ltd	116,000 shares
Citibank	110,800 shares
Bank of New York - Europe	231,100 shares
Northern Trust	1,127,300 shares
HSBC	361,349 shares
State Street Nominees Ltd	1,231,102 shares
Mellon Trust	259,533 shares
National Cities	32,300 shares
Royal Trust	16,400 shares
HSBC Client Holdings Nominee (UK) Ltd	502,468 shares
Nordea	3,700 shares
Bank of New York - London	254,800 shares
State Street Bank & Trust	487,473 shares
NAB - Australia	53,070 shares
Mellon Bank	72,810 shares
Credit Suisse	5,400 shares
KAS Associatie	23,040 shares
RBS - Edinburg	28,790 shares
Bank of Bermuda	45,050 shares
National Australia Bank	4,100 shares
Deutsche Bank AG, London	10,800 shares
Mitsubishi Trust	6,300 shares
Chuo Trust Bank	8,200 shares
JP Morgan	185,361 shares
Brown Brothers Harriman	5,300 shares
Mellon Nominees Ltd	36,800 shares
Chase Manhattan Bank London	30,074 shares

5 Number of shares/amount of stock acquired:
2,830,119

6 Percentage of issued class:
1.05%

7 Number of shares/amount of stock disposed:

Nil

8 Percentage of issued class:
Nil

9 Class of security:
Ordinary shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
10 January 2002

12 Total holding following this notification:
10,861,780

13 Total percentage holding of issued class following this notification:
4.06%

14 Contact name for queries:
Peter Clarke

15 Contact telephone number:
020 7285 3181

16 Name of company official responsible for making notification:
Mr Peter Clarke, Company Secretary

17 Date of notification:
11 January 2002

Additional Information:
The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

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